FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

 HSBC HOLDINGS PLC SHARE BUY-BACK

HSBC Holdings plc ('HSBC') announces that, as outlined in its announcement on 3 August 2016 and following the completion of the sale of its Brazil business in July 2016, it will commence a share buy-back of HSBC's ordinary shares of US$0.50 each ('Ordinary Shares') for up to a maximum consideration of US$2.5bn (the 'Buy-back'). The purpose of the Buy-back is to reduce HSBC's outstanding Ordinary Shares and will be funded from a portion of the proceeds received from the sale of the Brazil business.

HSBC has entered into an irrevocable, non-discretionary agreement with Goldman Sachs International (the 'Agreement ') to enable the purchase of Ordinary Shares by Goldman Sachs International, acting as principal, during the period running from 4 August 2016 and ending no later than 31 December 2016 (subject to regulatory approval remaining in place), for an aggregate purchase price of no greater than US$2.5bn and the simultaneous on-sale of such Ordinary Shares by Goldman Sachs International to HSBC.

Any purchase of Ordinary Shares contemplated by this announcement will be carried out on the London Stock Exchange and executed in accordance with (and subject to limits prescribed by) HSBC's general authority to repurchase Ordinary Shares granted by its shareholders on 22 April 2016, Chapter 12 of the Financial Conduct Authority's Listing Rules and Article 5(1) of Regulation (EU) No 596/2014, the Rules Governing the Listing of Securities as The Stock Exchange of Hong Kong Limited ('Hong Kong Listing Rules '), the Hong Kong Codes or Takeovers and Mergers and Share Buy-Backs and applicable US federal securities laws. Ordinary Shares purchased under the Buy-back will be held in treasury (1).

Investor enquiries to:
Nick Turnor	+44 (0) 20 7992 5501	investorrelations@hsbc.com

Media enquiries to:
Morgan Bone	+44 (0) 20 7991 1898	morgan.bone@hsbc.com
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Footnote:

1. The UK Companies Act 2006 permits HSBC to elect to hold in treasury any ordinary shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable HSBC to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to HSBC. Details of the modifications are available at www.hsbc.com and the Hong Kong Stock Exchange's HKEx news website at www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                               By:

                                                                                   Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                             Date: 4 August 2016